Exhibit 99.1

Travelzoo 590 Madison Avenue 35th Floor New York, NY 10022 Investor Relations: Almira Pusch ir@travelzoo.com

FOR IMMEDIATE RELEASE

Travelzoo Reports Fourth Quarter 2021 Results

NEW YORK, March 3, 2022 — Travelzoo® (NASDAQ: TZOO):

•Consolidated revenue of $14.1 million, up 13% year-over-year
•Non-GAAP consolidated operating loss of $2.1 million
•Earnings per share (EPS) of ($0.25) attributable to Travelzoo from continuing operations

Travelzoo, a global Internet media company that provides exclusive offers and experiences for members, today announced financial results for the fourth quarter ended December 31, 2021. Consolidated revenue was $14.1 million, up 13% from $12.5 million year-over-year and down 10% from the prior quarter. Reported revenue excludes revenue from discontinued operations in Asia Pacific. Travelzoo's reported revenue consists of advertising revenues and commissions, derived from and generated in connection with purchases made by Travelzoo members.

The reported net loss attributable to Travelzoo from continuing operations was $3.0 million for Q4 2021. At the consolidated level, including minority interests, the reported net loss from continuing operations was $3.0 million. EPS from continuing operations was ($0.25), compared to $0.02 in the prior-year period. GAAP operating loss was $3.4 million.

Non-GAAP operating loss was $2.1 million. The calculation of non-GAAP operating profit (loss) excludes amortization of intangibles ($0.3 million), stock option expenses ($1.0 million), and severance-related expenses ($0.1 million). See section “Non-GAAP Financial Measures” below.
1/10

“The surge of the Omicron variant and related increased safety measures during Q4 2021 affected our reported revenue and operating income,” said Holger Bartel, Global CEO. "We believe this to be a short-term effect. We expect the Company’s financial performance to significantly improve in 2022.”

Cash Position
As of December 31, 2021, consolidated cash, cash equivalents and restricted cash were $45.0 million. Net cash used in operations was $17.4 million. Cash was used primarily in connection with the payment of accounts payable and merchant payables as well an increase in accounts receivables of $8.8 million related to switching to a more efficient payment processor. The switch also increased deposits by $5.5 million during a transition period. There were no significant capital expenditures.

Reserve
Reported revenues are net of a reserve of $4.7 million related to commissions earned from refundable vouchers sold. The reserve is booked as contra revenue, which lowered revenue and operating income by $1.6 million for the quarter.

Travelzoo North America
North America business segment revenue decreased 3% year-over-year to $8.6 million. Operating loss for Q4 2021 was $2.2 million, compared to an operating profit of $1.3 million in the prior-year period.

Travelzoo Europe
Europe business segment revenue increased 77% year-over-year to $4.8 million. Operating loss for Q4 2021 was $1.2 million, compared to an operating loss of $2.4 million in the prior-year period.

Jack’s Flight Club
On January 13, 2020, Travelzoo acquired 60% of Jack’s Flight Club, a membership subscription service. Jack’s Flight Club revenue decreased 13% year-over-year to $803,000. Non-GAAP operating income for Q4 2021 was $292,000, compared to Non-GAAP operating income of $532,000 in the prior-year period. After consolidation with Travelzoo, which includes $275,000 in amortization of intangible assets related to the accounting of the acquisition, Jack’s Flight Club's reported net loss was $19,000, with $11,000 attributable to Travelzoo.

2/10

Licensing
In June of 2020, Travelzoo entered into a royalty-bearing licensing agreement with a local licensee in Japan for the exclusive use of Travelzoo’s brand, business model, and members in Japan. In August of 2020, Travelzoo entered into a royalty-bearing licensing agreement with a local licensee in Australia for the exclusive use of Travelzoo’s brand, business models, and members in Australia, New Zealand, and Singapore. Under these arrangements, Travelzoo’s existing members in Australia, Japan, New Zealand, and Singapore will continue to be owned by Travelzoo as the licensor. Licensing revenue is booked with a lag of one quarter. Travelzoo recorded $1,000 in licensing revenue from the licensee in Australia, New Zealand, and Singapore in Q4 2021. Licensing revenue is expected to increase going forward.

Members and Subscribers
As of December 31, 2021, we had 30.3 million members worldwide. In North America, the unduplicated number of Travelzoo members was 16.9 million as of December 31, 2021, up 4% from December 31, 2020. In Europe, the unduplicated number of Travelzoo members was 8.4 million as of December 31, 2021, down 4% from December 31, 2020. Jack’s Flight Club had 1.8 million subscribers as of December 31, 2021, up 6% from December 31, 2020.

Discontinued Operations
As announced in a press release on March 10, 2020, Travelzoo decided to exit its Asia Pacific business and operate it as a licensing business going forward. Consequently, the Asia Pacific business has been classified as discontinued operations since March 31, 2020. Prior periods have been reclassified to conform with the current presentation. Certain reclassifications have been made for current and prior periods between the continued operations and the discontinued operations in accordance with U.S. GAAP.

Income Taxes
Income tax benefit was $248,000 in Q4 2021, compared to an income tax benefit of $368,000 in the prior-year period.
3/10

Non-GAAP Financial Measures
Management calculates non-GAAP operating income when evaluating the financial performance of the business. Travelzoo’s calculation of non-GAAP operating income, also called “non-GAAP operating profit (loss)” in this press release and today’s earnings conference call, excludes the following items: impairment of intangibles and goodwill, amortization of intangibles, stock option expenses, and severance- related expenses. This press release includes a table which reconciles GAAP operating income to the calculation of non-GAAP operating income. Non-GAAP operating income is not required by, or presented in accordance with, generally accepted accounting principles in the United States of America ("GAAP"). This information should be considered as supplemental in nature and should not be considered in isolation or as a substitute for the financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similarly titled measures reported by other companies.

Looking Ahead
We currently expect substantially higher revenue and a return to profitability in Q1 2022. We continue to see a trend of recovery of our revenue. However, there could be unexpected fluctuations in the short term. During the pandemic, we have been able to lower our fixed costs. We believe we can keep our fixed costs relatively low in the foreseeable future—while revenue is expected to grow.

Conference Call
Travelzoo will host a conference call to discuss third quarter results today at 11:00 a.m. ET. Please visit http://ir.travelzoo.com/events-presentations to download the management presentation (PDF format) to be discussed in the conference call; and access the webcast.

4/10

About Travelzoo
Travelzoo® provides its 30 million members exclusive offers and one-of-a-kind experiences personally reviewed by our deal experts around the globe. We have our finger on the pulse of outstanding travel, entertainment, and lifestyle experiences. We work in partnership with more than 5,000 top travel suppliers—our long-standing relationships give Travelzoo members access to irresistible deals.

Certain statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward-looking statements may include, but are not limited to, statements about our plans, objectives, expectations, prospects and intentions, markets in which we participate and other statements contained in this press release that are not historical facts. When used in this press release, the words “expect”, “predict”, “project”, “anticipate”, “believe”, “estimate”, “intend”, “plan”, “seek” and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including changes in our plans, objectives, expectations, prospects and intentions and other factors discussed in our filings with the SEC. We cannot guarantee any future levels of activity, performance or achievements. Travelzoo undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.
Travelzoo, Top 20, and Jack's Flight Club are registered trademarks of Travelzoo.

5/10

Travelzoo
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
Revenues	$14,139	$12,483	$63,190	$53,601
Cost of revenues	2,993	2,795	11,525	10,563
Gross profit	11,146	9,688	51,665	43,038
Operating expenses:
Sales and marketing	8,455	6,305	30,294	30,616
Product development	538	495	2,590	3,081
General and administrative	5,573	3,785	19,753	20,494
Impairment of intangible asset and goodwill	—	—	—	2,920
Total operating expenses	14,566	10,585	52,637	57,111
Operating loss	(3,420)	(897)	(972)	(14,073)
Other income, net	144	677	4,006	455
Income (loss) from continuing operations before income taxes	(3,276)	(220)	3,034	(13,618)
Income tax expense (benefit)	(248)	(368)	1,863	(2,438)
Income (loss) from continuing operations	(3,028)	148	1,171	(11,180)
Income (loss) from discontinued operations, net of tax	(8)	554	(13)	(3,390)
Net income (loss)	(3,036)	702	1,158	(14,570)
Net loss attributable to non-controlling interest	(8)	(25)	(9)	(1,147)
Net income (loss) attributable to Travelzoo	$(3,028)	$727	$1,167	$(13,423)

Net income (loss) attributable to Travelzoo—continuing operations	$(3,020)	$173	$1,180	$(10,033)
Net income (loss) attributable to Travelzoo—discontinued operations	$(8)	$554	$(13)	$(3,390)

Income (Loss) per share—basic
Continuing operations	$(0.25)	$0.01	$0.10	$(0.88)
Discontinued operations	$—	$0.05	$—	$(0.30)
Net income (loss) per share —basic	$(0.25)	$0.06	$0.10	$(1.18)

Income (Loss) per share—diluted
Continuing operations	$(0.25)	$0.01	$0.09	$(0.88)
Discontinued operations	$—	$0.05	$—	$(0.30)
Net income (loss) per share—diluted	$(0.25)	$0.06	$0.09	$(1.18)
Shares used in per share calculation from continuing operations—basic	12,050	11,315	11,646	11,344
Shares used in per share calculation from discontinued operations—basic	12,050	11,315	11,646	11,344
Shares used in per share calculation from continuing operations—diluted	12,050	12,605	12,991	11,344
Shares used in per share calculation from discontinued operations—diluted	12,050	12,605	11,646	11,344
6/10

Travelzoo
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands)

	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$43,815	$63,061
Accounts receivable, net	15,305	4,519
Prepaid income taxes	3,239	931
Deposits	190	137
Prepaid expenses and other	2,851	1,166
Assets from discontinued operations	71	230
Total current assets	65,471	70,044
Deposits and other	6,784	745
Deferred tax assets	3,949	5,067
Restricted cash	1,142	1,178
Operating lease right-of-use assets	7,700	8,541
Property and equipment, net	659	1,347
Intangible assets, net	3,426	4,534
Goodwill	10,944	10,944
Total assets	$100,075	$102,400
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,981	$6,996
Merchant payables	68,678	57,104
Accrued expenses and other	9,734	8,649
Deferred revenue	1,733	2,688
Operating lease liabilities	3,180	3,587
PPP notes payable (current portion)	—	2,849
Income tax payable	185	326
Liabilities from discontinued operations	485	671
Total current liabilities	87,976	82,870
PPP notes payables	—	814
Deferred tax liabilities	—	357
Long-term operating lease liabilities	9,111	10,774
Other long-term liabilities	2,364	1,085
Total liabilities	99,451	95,900
Non-controlling interest	4,600	4,609
Common stock	126	114
Treasury stock (at cost)	(5,488)	—
Additional paid-in capital	4,415	6,239
Retained earnings (accumulated deficit)	764	(403)
Accumulated other comprehensive loss	(3,793)	(4,059)
Total stockholders’ equity (deficit)	(3,976)	1,891
Total liabilities and stockholders’ equity (deficit)	$100,075	$102,400

7/10

Travelzoo
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
Cash flows from operating activities:
Net income (loss)	$(3,036)	$702	$1,158	$(14,570)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	412	508	1,820	2,314
Stock-based compensation	960	960	3,748	6,203
Deferred income tax	(259)	(1,666)	813	(3,413)
Impairment of intangible assets and goodwill	—	—	—	2,920
Gain on notes payable settlement	—	—	—	(1,500)
Gain on long-lived assets	—	(822)	—	(385)
Loss on equity investment in WeGo	—	—	—	474
Gain on sale of equity investment in WeGo	—	(468)	—	(468)
Gain on PPP notes payable forgiveness	—	—	(3,588)	—
Net foreign currency effects	(73)	(143)	(373)	(685)
Provision for (reversal of)loss on accounts receivable and other reserves	1,667	1,452	(58)	5,375
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(6,321)	(50)	(10,169)	6,196
Prepaid income taxes	(366)	(610)	(2,373)	75
Prepaid expenses and other	1,381	(443)	(8,092)	1,183
Accounts payable	(7,765)	(13,457)	(2,740)	(748)
Merchant payables	(4,307)	23,604	12,179	44,136
Accrued expenses and other	785	(731)	333	(2,112)
Income tax payable	125	(61)	(138)	(540)
Other liabilities	(563)	660	(597)	2,564
Net cash provided by (used in) operating activities	(17,360)	9,435	(8,077)	47,019
Cash flows from investing activities:
Acquisition of business, net of cash acquired	—	—	—	(679)
Other investment	—	—	—	(430)
Proceeds from investment	133	—	133	—
Proceeds from sale of equity investment in WeGo	—	2,607	—	2,607
Purchases of property and equipment	(5)	(1)	(29)	(253)
Proceeds from sale of long-lived assets	—	822	—	822
Net cash provided by investing activities	128	3,428	104	2,067
Cash flows from financing activities:
Repurchase of common stock	(3,905)	—	(5,488)	(1,205)
Payment of promissory notes	—	(1,700)	(110)	(9,500)
Proceeds from notes payable	—	—	—	3,663
Exercise of stock options and taxes paid for net share settlement	(148)	60	(5,572)	60
Net cash used in financing activities	(4,053)	(1,640)	(11,170)	(6,982)
Effect of exchange rate on cash, cash equivalents and restricted cash	(127)	1,178	(253)	1,571
Net increase (decrease) in cash, cash equivalents and restricted cash	(21,412)	12,401	(19,396)	43,675
Cash, cash equivalents and restricted cash at beginning of period	66,401	51,984	64,385	20,710
Cash, cash equivalents and restricted cash at end of period	$44,989	$64,385	$44,989	$64,385
8/10

Travelzoo
Segment Information from Continuing Operations
(Unaudited)
(In thousands)

Three months ended December 31, 2021	Travelzoo North America	Travelzoo Europe	Jack's Flight Club	Elimination	Consolidated
Revenue from unaffiliated customers	$8,678	$4,658	$803	$—	$14,139
Intersegment revenue	(99)	99	—	—	—
Total net revenues	8,579	4,757	803	—	14,139
Operating income (loss)	$(2,240)	$(1,197)	$17	$—	$(3,420)

Three months ended December 31, 2020	Travelzoo North America	Travelzoo Europe	Jack's Flight Club	Elimination	Consolidated
Revenue from unaffiliated customers	$8,858	$2,703	$922	$—	$12,483
Intersegment revenue	12	(12)	—	—	—
Total net revenues	8,870	2,691	922	—	12,483
Operating income (loss)	$1,318	$(2,414)	$199	$—	$(897)

Twelve months ended December 31, 2021	Travelzoo North America	Travelzoo Europe	Jack's Flight Club	Elimination	Consolidated
Revenue from unaffiliated customers	$41,683	$18,161	$3,346	$—	$63,190
Intersegment revenue	363	(363)	—	—	—
Total net revenues	42,046	17,798	3,346	—	63,190
Operating income (loss)	$414	$(1,520)	$134	$—	$(972)

Twelve months ended December 31, 2020	Travelzoo North America	Travelzoo Europe	Jack's Flight Club	Elimination	Consolidated
Revenue from unaffiliated customers	$34,663	$15,409	$3,537	$(8)	$53,601
Intersegment revenue	249	(257)	—	8	—
Total net revenues	34,912	15,152	3,537	—	53,601
Operating loss	$(5,056)	$(6,195)	$(2,814)	$(8)	$(14,073)

9/10

Travelzoo
Reconciliation of GAAP to Non-GAAP Information
(Unaudited)
(In thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2021	2020	2021	2020
GAAP operating expense	$14,566	$10,585	$52,637	$57,111
Non-GAAP adjustments:
Impairment of intangible and goodwill (A)	—	—	—	2,920
Amortization of intangibles (B)	275	333	1,108	1,277
Stock option expenses (C)	960	958	3,747	6,201
Severance-related expenses (D)	87	153	580	1,292
Non-GAAP operating expense	13,244	9,141	47,202	45,421

GAAP operating loss	(3,420)	(897)	(972)	(14,073)
Non-GAAP adjustments (A through D)	1,322	1,444	5,435	11,690
Non-GAAP operating income (loss)	(2,098)	547	4,463	(2,383)

###
10/10